FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 26, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “Interim dividend 2005 ABN AMRO Holding N.V.”, dated August 24, 2005.
2.	Press release entitled “ABN AMRO to launch Netherlands’ first-ever structured covered bond programme”, dated August 30, 2005.
3.	Press release entitled “ABN AMRO signs contracts with IT vendors”, dated September 1, 2005.
4.	Press release entitled “ABN AMRO to acquire controlling stake in Banca Antonveneta”, dated September 26, 2005.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: September 26, 2005	By:	/s/ Mr H.W. Nagtglas Versteeg

		Name:	Mr H.W. Nagtglas Versteeg
		Title:	Secretary to the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1

Press Release

Amsterdam, 24 August 2005

Interim dividend 2005 ABN AMRO Holding N.V.

On 1 August 2005, in connection with the publication of the interim results 2005 of ABN AMRO Holding N.V., it was announced that the interim dividend 2005 of EUR 0.50 will be paid out - at the shareholder's option -fully in ordinary shares against the share premium reserve or fully in cash (after deduction of 25% withholding tax on dividend). The value of the stock dividend will be - barring any rounding effects - equal to the value of the cash dividend.

Today the number of dividend rights of ordinary shares of EUR 0.56 nominal value entitling shareholders to 1 new ordinary share in ABN AMRO Holding N.V. of EUR 0.56 nominal value, has been fixed at 39. Based on the volume weighted average price of all traded ordinary shares ABN AMRO at Eurolist by Euronext Amsterdam during the last three trading days, being EUR 19.5998, 1/39 part represents a value of EUR 0.5026, which is virtually equal to the cash dividend of EUR 0.50.

Further information:
Press Relations: +31 (0)20 6288900
Investor Relations: +31(0)20 6287835

Item 2

Press Release

“The information contained herein is not for publication or distribution to persons in the
United States of America, and the information in this press release does not constitute an offer of securities for sale in the United States of America.”

London, 30 August 2005

ABN AMRO to launch Netherlands’ first-ever structured covered bond programme

ABN AMRO today announced it will launch the Netherlands’ first-ever structured covered bond in September, with a benchmark issue under its inaugural EUR25 billion programme.

Comprising Euro-denominated Dutch prime residential mortgages, the programme will be in one of only three markets in which covered bonds have been issued in the absence of a specific covered bond act. The bonds will be governed by Dutch law under contractual arrangements between ABN AMRO and investors.

Tom de Swaan, Chief Financial Officer for ABN AMRO, said the programme is an important initiative for Group Asset & Liability Management as it will bring greater diversification to the bank’s funding base and take advantage of the favourable yield curve in the covered bond market.

“This program clearly demonstrates ABN AMRO’s capability to create an innovative structure that offers investors a unique opportunity to invest in a AAA-rated ABN AMRO bond, for which we are committed to maintain a liquid market.”

Steve Curry, European Head of Consumer Asset Securitisation at ABN AMRO, said the programme will contain a number of risk and structural enhancements to produce a AAA credit rating, while still maintaining the key characteristics sought after by covered bond investors.

“We have used a combination of medium term note and securitisation standards to create a robust AAA structure. Using Dutch law enabled us to simplify the structure compared to structured covered bonds in the UK and bring it more in line with what is available elsewhere in the covered bond market.”

“The underlying portfolio of mortgages has been transferred to a bankruptcy-remote covered bond company that will issue a guarantee on all bonds, while constant surveillance of the asset value of the underlying prime mortgage portfolio will ensure the AAA credit rating is maintained,” he said.

Surveillance of the underlying mortgage portfolio includes a monthly asset cover test and a quarterly revaluation to ensure a minimum 7.5 per cent over-collateralisation of the mortgage portfolio.

The bonds will be rated AAA by Standard and Poor’s, Aaa by Moody’s Investor Services, AAA by Fitch and will be issued by ABN AMRO. All bonds will be listed on Euronext.

- - -

Media Enquiries:
Mark Bennewith	+44 20 7678 8270

Notes to Editors:

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 855.7 bln (as at 30 June 2005). It has over 3,000 branches in more than 60 countries and territories, and has a staff of about 98,000 full-time equivalents worldwide. ABN AMRO is listed on the Euronext and New York stock exchanges.

ABN AMRO operates through three Strategic Business Units, each responsible for managing a distinct client segment. Wholesale Clients provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide. Consumer & Commercial Clients focuses on retail and SME clients in three home markets – the Netherlands, the US Midwest and Brazil and in a number of selected growth markets. Private Clients & Asset Management provides private banking services to wealthy clients and investment products to financial intermediaries and institutional clients.

ABN AMRO's Wholesale Clients Strategic Business Unit provides integrated corporate and investment banking solutions to corporate, institutional and public sector clients in about 50 countries. WCS is structured in three Business Units (BUs) - Global Markets, Global Clients and WCS Services. Global Markets comprises of Fixed Income, Equities and Commercial Banking Services. Global Clients comprises advisory specialists serving Corporate clients and Financial Institutions and Public Sector (FIPS) clients, as well as the Corporate Finance business and Origination specialists from Fixed Income and Equity Capital Markets. WCS Services provides back office and support services in Legal and Compliance, Strategic Decision Support, Communication, Information Technology, Human Resources, Finance, Operations, and the Information Resources Centre.

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Item 3

Press Release

Amsterdam, 1 September 2005

ABN AMRO signs contracts with IT vendors

ABN AMRO announced on 16 December 2004 that it would accelerate its Group Shared Services (GSS) programme, with the objective to create value across the Group through increased client satisfaction, higher operational efficiency, optimising operational risk and increased flexibility.

After a careful analysis of the options, ABN AMRO has chosen an IT service solution that encompasses in-house consolidation, partial outsourcing, multi-vendor strategies and offshoring. Further streamlining of the bank’s global IT organisation will lead to an improved performance of all IT services and to significant efficiencies. Following the announcement on 16 December last year, ABN AMRO announces today that it has signed global services agreements with five IT-vendors for five years, for a total value of approximately EUR 1.8 billion.

The selected vendors are:
•	IT Infrastructure: IBM
•	Application Support and Enhancements: Infosys, Tata Consultancy Services (TCS)
•	Application Development: five preferred suppliers Accenture, IBM, Infosys, Patni, TCS
(Please refer to page 2 of this release for further details regarding the signed agreements)

The initiative leads to a new technology organisation of approximately 1,800 full-time equivalents (FTEs), compared to a total of approximately 5,000 FTEs currently working in IT within the bank worldwide. Approximately 2,000 FTEs will be transferred to the selected IT vendors, of which a majority will go to IBM. In line with the former communications, the total estimated IT staff reduction for ABN AMRO will be 1,500 FTEs over the next 18 months.

As previously indicated, the GSS IT initiative is expected to generate at least EUR 258 mln in savings a year as of 2007 (not including savings from the EDS contract). Combined with expected savings related to the other GSS initiatives (Offshoring, HR, Real Estate), the IT savings support the bank in achieving the significant and sustainable GSS savings culminating in at least EUR 600 mln from 2007 onwards, as communicated in earlier announcements.

Hugh Scott-Barrett, Chief Operating Officer and member of ABN AMRO’s Managing Board said: “This major IT initiative enables us to deliver the ‘fuel for growth’ to support the required sustainable competitive growth for the bank. The agreements with selected vendors allow us to utilise the latest technology to further improve the services we offer our clients. We expect that this IT programme that is shared across the Group will contribute to the savings in line with earlier estimates made by the bank, while improving IT services within the Group.”

Employee representative bodies are consulted on an ongoing basis on the above plans. All required regulatory consents will be obtained before proceeding with the implementation of the global services agreements.

IT Infrastructure services

The five-year outsourcing contract with IBM will oversee IT infrastructure services for the bank worldwide. Under the agreement, IBM is expected to assume management of the majority of ABN AMRO’s worldwide information technology systems – including servers, storage systems and desktops. The only exception is the IT infrastructure of the Business Unit Wholesale Clients, which was already outsourced to EDS in 2003. The service commencement date for the IT infrastructure services is 1 November 2005.

Application Support and Enhancements; Application development

ABN AMRO has signed contracts with Infosys and TCS to provide Application Support and Enhancements to the bank. Both vendors have been allocated to maintain selected applications across Business Units to serve our business appropriately. After 1 September, the planning for phased transition commencement dates is expected for Application Support and Enhancement, subject to consent of local regulators. The implementation of the agreements will be phased over 18 months.

In addition, ABN AMRO has chosen Accenture, IBM, Infosys, Patni and TCS as its preferred vendors for Application Development. These vendors will develop new applications across all Business Units of the bank.

This multi-vendor approach to Support and Enhancements and Application Development will deliver real value to the bank by increasing cost efficiency and significantly improving agility. All the vendors selected are top-tier IT companies and have demonstrated clear commitment to ABN AMRO’s defined performance and service level standards.

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Conference Call:

There will be a conference call for the media hosted by Tom de Swaan, Chief Financial Officer and member of ABN AMRO’s Managing Board today at 15.00 hrs (Amsterdam time).
Dial in no: +44 145 254 2300.

Enquiries:

Press Relations +31 20 628 8900

Investor Relations +31 20 628 7835

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Item 4

Press Release

Amsterdam, 26 September 2005

ABN AMRO to acquire controlling stake in Banca Antonveneta

  Agreement to acquire 39.37% of Banca Antonveneta shares at EUR 26.50 per share
  Launch of new tender offer at EUR 26.50 per share for the remaining shares
  Cost synergies estimated at EUR 160 mln by the end of 2007; EPS accretive as from 12 months after the finalisation of the bid for the remaining shares

ABN AMRO announces today that it has signed an agreement with Banca Popolare Italiana (BPI) and a number of other shareholders to purchase a total of 121,560,835 shares (or a 39.37% stake) in Banca Antonveneta. ABN AMRO will pay EUR 26.50 per share, equal to a total cash consideration of EUR 3.2 bln.

Banca d’Italia, Consob and all relevant authorities have been informed and consulted throughout the process. The transfer of the shares will take place after fulfilling all conditions including the decisions of Milan Court, Consob and the Banca d’Italia.

Combined with the current shareholding in Banca Antonveneta of 29.91%, ABN AMRO will own a total of 69.28% after the completion of this transaction. In accordance with Italian regulations, ABN AMRO will launch a mandatory cash offer of EUR 26.50 per share for the remaining outstanding share capital of Banca Antonveneta. Further details of this offer will be announced after the usual regulatory approvals related to the offer have been received.

“This is an important moment in the history of both our bank and Banca Antonveneta. We have worked hard for Banca Antonveneta to join ABN AMRO and we have now achieved this goal. We are confident that we have now provided stability for all Banca Antonveneta stakeholders, including staff and clients, and we will continue to support the company towards a prosperous future,” said Rijkman Groenink, Chairman of the Managing Board of ABN AMRO.

“We have remained steadfast in our ambition to acquire Banca Antonveneta because we know that it is a very valuable bank that fits with our mid-market strategy. In the first six months of this year, Banca Antonveneta’s performance has proven to be resilient. The fact that it has stayed on course for meeting its ambitious targets for 2006 is a great accomplishment for which I want to thank its staff,” he said.

ABN AMRO will liaise closely with Banca Antonveneta’s management in the implementation of Banca Antoveneta’s industrial plan and will provide further details to the market on the plan and the performance of Banca Antonveneta at a later stage.

In line with previous acquisitions, ABN AMRO will safeguard local decision-making and Banca Antonveneta’s continued support of the local economy, while at the same time, extracting the benefits of being part of one Group. Banca Antonveneta will continue to operate under its own brand name and will remain headquartered in Padua.

As part of ABN AMRO, Banca Antonveneta will be in a position to benefit from ABN AMRO’s international expertise and presence, its product suite, its AA-credit rating and competence sharing.

ABN AMRO expects the acquisition to contribute to earnings per share as from 12 months after the finalisation of the bid for the remaining shares. By the end of 2007, ABN AMRO estimates it can generate approximately EUR 160 mln in annual cost and funding synergies. Due to the later date of the acquisition, the first cost synergies will now be realised from 2006.

The funding of the acquisition will be such that ABN AMRO’s capital ratios, after the proposed acquisition, will be in line with its current credit ratings. This will be achieved by good internal capital management including a possible reduction in Risk Weighted Assets and disposals of non-core assets. ABN AMRO is committed to maintaining its BIS ratio above 10% at all times. ABN AMRO’s objective is to reach a core tier 1 ratio of 6% and a tier 1 ratio of 8%, well before the end of 2006. ABN AMRO will resume the neutralization of its stock dividend as from the interim stock dividend for 2006.

Conference call
There will be a conference call for the media hosted by Rijkman Groenink, Chairman of ABN AMRO’s Managing Board, today at 12.00 hrs (Amsterdam time). This call will be webcasted at www.abnamro.com

Press contacts:
+31 20 628 89 00

Investor relations:
+31 20 628 78 35

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